January 19, 2017

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds:

Re:	Eauker Minerals Corp. (the “Company”)
Withdrawal of Registration Statement on Form S-1
File No. 333-186012

I am President and Chief Executive Officer of the Company and write this letter on behalf of the Company. Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on January 14, 2013 (SEC File No. 333-186012) along with any exhibits filed thereto (collectively the "Registration Statement"). The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

The Company has determined not to pursue the offering to which the Registration Statement relates due to the Company’s inability to raise capital to further the process. The Company confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned.

Yours truly,

Eauker Minerals Corp.

Per: /s/ John Vander Leest

John Vander Leest

President & C.E.O.